SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. 2)*
BrightSphere Investment Group Inc.
(Name of Issuer)
Ordinary stock, par value $0.001
(Title of Class of Securities)
G67506108
(CUSIP Number)
Christopher P. Davis, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
500 Fifth Avenue, New York, New York 10110
Tel. (212) 986-6000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 11, 2020
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Paulson & Co. Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

20,000,552 (1)

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

20,000,552 (1)

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,000,552 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.9%

14.	TYPE OF REPORTING PERSON

IA

(1) See Note 1 to Item 5 below.

The following constitutes Amendment No. 2 to the Schedule 13D previously filed by the undersigned (“Amendment No. 2”) with respect to BrightSphere Investment Group plc.  This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 5.	Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(a)            The aggregate percentage of Common Stock reported owned by the Reporting Person is based upon 80,241,738 shares of Common Stock outstanding as of May 8, 2020, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities Exchange Commission on May 11, 2020.  As of the date hereof, the Reporting Person may be deemed to have beneficially owned approximately 24.9%1 of the outstanding Common Stock.
(b)            Number of shares of Common Stock as to which Paulson has:
(i) Sole power to vote or direct the vote: 20,000,552 (see Note 1).
(ii) Shared power to vote or direct the vote: 0
(iii) Sole power to dispose or direct the disposition: 20,000,552 (see Note 1).
(iv) Shared power to dispose or direct the disposition: 0
(c)            Except as set forth on Schedule 1 hereto, the Reporting Person has not entered into any transactions in the Common Stock during the past sixty days
(d)            See Note 1.
(e)            Not applicable.
Note 1: Paulson, an investment advisor that is registered under the Investment Advisers Act of 1940, furnishes investment advice to and manages the Funds. In its role as investment advisor, or manager, as the case may be, Paulson possesses voting and investment power over the securities of the Issuer described in this Schedule 13D that are owned by the Funds. The pecuniary interest of all securities reported in this Schedule is owned by the Funds. Except for the purpose of determining beneficial ownership under Section 13(d) of the Securities Exchange Act of 1934, as amended, Paulson disclaims beneficial ownership of all securities reported in this Schedule 13D.
For reporting purposes, the aggregate amount of Common Stock deemed to be beneficially owned by the Reporting Person is calculated based on an aggregate of 20,000,552 shares of Common Stock held by the Reporting Person as of the date hereof.

1 This Amendment No. 2 is being filed to reflect a change in the percentage of outstanding Common Stock the Reporting Person may be deemed to beneficially own.  This change is due solely to a reduction in the aggregate amount of outstanding shares of Common Stock, as disclosed by the Issuer in its Quarterly Report on Form 10-Q filed on May 11, 2020.  The Reporting Person has not entered into any transactions in the Common Stock since its original Schedule 13D filing.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:  May 21, 2020
PAULSON & CO. INC

By:	/s/ Stuart L. Merzer
	Name:	Stuart L. Merzer
	Title:	General Counsel & Chief Compliance Officer